

November 1, 2013

Via E-mail
Daniel Maudlin
Chief Financial Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904

> **Re: Haynes International, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 15, 2012**
> **File No. 1-33288**

Dear Mr. Maudlin:

We have reviewed your response letter dated October 18, 2013, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Risk Factors, page 17

We note your response to prior comment 2. In future filings, please disclose the accounting treatment related to your liquidated damages provision as part of your revenue recognition policy or in the deferred revenue note to the financial statements as this information is critical to investors due to materiality and the inherent risk, as disclosed in your risk factors.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief